FILE NO.
                                                              070-07018

                       CONESVILLE COAL PREPARATION COMPANY
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 23463
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003



                                    CONTENTS

                                                                     Page

Statements of Income                                                   1

Balance Sheets                                                         2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                           3

Statements of Cost of Operation                                        4

Price Per Ton of Coal Deliveries                                       5

                       CONESVILLE COAL PREPARATION COMPANY
                              STATEMENTS OF INCOME
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003
                                   (UNAUDITED)

                                                                          Three
                                                                          Months
                                          Month Ended                     Ended
                            ---------------------------------------
                            July 31,    August 31,    September 30,   September 30,
                              2003         2003            2003            2003
                            --------    ----------    -------------   -------------
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .    $523         $787            $ 795          $2,105

COST OF OPERATION. . . . .     518          776              788           2,082
                              ----         ----            -----          ------

OPERATING INCOME . . . . .       5           11                7              23

NONOPERATING INCOME (LOSS)       7           (3)               2               6
                              ----         ----            -----          ------

INCOME BEFORE
  FEDERAL INCOME TAXES . .      12            8                9              29

INTEREST CREDITS . . . . .       4            -                -               4

FEDERAL INCOME TAXES . . .       3            2             _  3               8
                              ----         ----            -----          ------

NET INCOME . . . . . . . .    $  5         $  6            $   6          $   17
                              ====         ====            =====          ======

The common stock of the Company is wholly-owned by Columbus Southern Power
Company.

                       CONESVILLE COAL PREPARATION COMPANY
                                 BALANCE SHEETS
             BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 2003
                                   (UNAUDITED)
                                             July 31,    August 31,    September 30,
                                               2003         2003            2003
                                             --------    ----------    -------------
                                                       (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $1,788        $1,795          $1,765
  Accumulated Amortization. . . . . . . . .   1,487         1,491           1,454
                                             ------        ------          ------
         NET MINING PLANT . . . . . . . . .     301           304             311
                                             ------        ------          ------

OTHER PROPERTY AND INVESTMENTS. . . . . . .     117           112             107
                                             ------        ------          ------

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .       2             2               2
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .      24            24              24
    Affiliated Companies. . . . . . . . . .     523           788             796
  Advances to Affiliates. . . . . . . . . .   2,449         2,245           2,120
  Materials and Supplies. . . . . . . . . .   1,467         1,510           1,389
  Other . . . . . . . . . . . . . . . . . .      34            33              36
                                             ------        ------          ------
         TOTAL CURRENT ASSETS . . . . . . .   4,499         4,602           4,367
                                             ------        ------          ------

DEFERRED INCOME TAXES . . . . . . . . . . .   1,876         1,915           1,954
                                             ------        ------          ------

DEFERRED CHARGES. . . . . . . . . . . . . .     119           122              92
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $6,912        $7,055          $6,831
                                             ======        ======          ======

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Accumulated Other Comprehensive Loss. . .    (106)         (106)           (106)
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .   1,210         1,216           1,222
                                             ------        ------          ------
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,604         1,610           1,616
                                             ------        ------          ------

OTHER NONCURRENT LIABILITIES. . . . . . . .   3,551         3,606           3,661
                                             ------        ------          ------

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .      85           256              44
    Affiliated Companies. . . . . . . . . .      42            53              87
  Taxes Accrued . . . . . . . . . . . . . .     162           215             435
  Other . . . . . . . . . . . . . . . . . .     620           721             574
                                             ------        ------          ------
         TOTAL CURRENT LIABILITIES. . . . .     909         1,245           1,140
                                             ------        ------          ------

REGULATORY LIABILITIES. . . . . . . . . . .     848           594             414
                                             ------        ------          ------

           TOTAL. . . . . . . . . . . . . .  $6,912        $7,055          $6,831
                                             ======        ======          ======

                       CONESVILLE COAL PREPARATION COMPANY
                 STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                   CUSTOMER BILLINGS FOR COAL WASHING SERVICES
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal        Average
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
----------------             -------    -------     ------     ----------     ------
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
July 2003. . . . . . . . . . 157,156     16,891     140,265       $3.73        $523
                             =======     ======     =======       =====        ====

August 2003. . . . . . . . . 254,435     33,366     221,069       $3.56        $787
                             =======     ======     =======       =====        ====

September 2003 . . . . . . . 248,839     33,723     215,116       $3.70        $795
                             =======     ======     =======       =====        ====


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light
   Company and Columbus Southern Power Company, the parent of Conesville Coal
   Preparation Company.

                       CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF COST OF OPERATION
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003

                                                                              Three
                                                                              Months
                                            July     August     September     Ended
                                            2003      2003         2003      9/30/03
                                            ----     ------     ---------    -------
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . .$ 199     $ 194        $ 215      $  608
Benefits-UMW* . . . . . . . . . . . . . . .  121       113          125         359
Operating Materials . . . . . . . . . . . .    3         4           99         106
Maintenance - Materials and Services. . . .  209       274          159         642
Electricity . . . . . . . . . . . . . . . .   57        39           52         148
Other Billed Services . . . . . . . . . . .   36       168           61         265
Taxes Other Than Income Tax . . . . . . . .   20        15           15          50
Rentals . . . . . . . . . . . . . . . . . .  200       200          200         600
Depreciation. . . . . . . . . . . . . . . .    2         2            2           6
Cleaning Cost Normalization** . . . . . . . (342)     (254)        (180)       (776)
Other . . . . . . . . . . . . . . . . . . .   13        21           40          74
                                           -----     -----        -----      ------

          Total . . . . . . . . . . . . . .$ 518     $ 776        $ 788      $2,082
                                           =====     =====        =====      ======


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year. The amount of cleaning cost normalization is established on an "overall" company basis (i.e., not itemized) and is eliminated by year-end.

                         COLUMBUS SOUTHERN POWER COMPANY
                        PRICE PER TON OF COAL DELIVERIES
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2003


                                                      July      August    September
                                                      2003       2003        2003
                                                      ----      ------    ---------
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $31.79 *   $32.85 *   $32.72 *
                                                     ======     ======     ======


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
          Columbus Southern Power's Conesville Generating Plant.  These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.